UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __) *


                            Merrimac Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   590262 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Richard H. Gilden, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 13, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              Page 1 of 5 pages

                                  SCHEDULE 13D
CUSIP NO. 590262 10 1

-------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)

                    Lior Bregman
       ------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ------------------------------------------------------------------
         (b)
             ------------------------------------------------------------------
-------------------------------------------------------------------------------
  3.   SEC Use
       only
                ---------------------------------------------------------------
-------------------------------------------------------------------------------
  4.   Source of funds (See
       Instructions)             PF
                       --------------------------------------------------------
-------------------------------------------------------------------------------
  5.   Check if disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)                      --------------------
-------------------------------------------------------------------------------
  6.   Citizenship or Place of          United States
       Organization                 -------------------------------------------
-------------------------------------------------------------------------------

Number              7.  Sole Voting Power               164,500
of Shares
Beneficially        -----------------------------------------------------------
Owned               8. Shared Voting Power              0
by Each             -----------------------------------------------------------
Reporting           9. Sole Dispositive Power           164,500
Person With:        -----------------------------------------------------------
                    10. Shared Dispositive Power        0
-------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each      164,500
       Reporting Person
-------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
 13.   Percent of Class Represented by Amount
       in Row (11)                                      5.27%
-------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)
     IN
     --------------------------------------------------------------------------


                                                              Page 2 of 5 pages

Item 1.     Security and Issuer
            -------------------

            The class of securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Merrimac Industries, Inc (the "Issuer"), a Delaware corporation whose principal executive offices are located 41 Fairfield Place, West Caldwell, New Jersey 07006.

Item 2.     Identity and Background
            -----------------------

      (a), (b), (c) and (f) Lior Bregman ("Mr. Bregman") is a United States citizen residing at 10 Sinclair Terrace, Short Hills, New Jersey 07078. Mr. Bregman is a private investor and is self-employed.

      (d) Mr. Bregman has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) Mr. Bregman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            Mr. Bregman used his personal funds to purchase the shares of Common Stock of the Issuer.

Item 4.     Purpose of Transaction
            ----------------------

            Mr. Bregman purchased the shares of Common Stock of the Issuer for investment purposes. In the future, Mr. Bregman may acquire additional shares of Common Stock or sell all or any portion of the Common Stock held by him. Mr. Bregman has extensive experience and relationships in the defense and wireless telecommunications industries and intends to work with the management of the Issuer to maximize stockholder value. Mr. Bregman does not have any present plans or proposals which relate to or would result in any of the actions described in subsections (b) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) and (b) As of November 18, 2003, Mr. Bregman beneficially owns 164,500 shares of Common Stock of the Issuer. Mr. Bregman has the sole power to vote and dispose of all such shares. Such shares constitute approximately 5.27% of the total number of shares of Common Stock outstanding as of such date. The percentage of the outstanding Common Stock set forth above is based on this number on the 3,120,981 shares of Common Stock reported as outstanding as of November 11, 2003 by the Issuer on its Form 10-Q for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission of November 12, 2003.


                                                              Page 3 of 5 pages

      (c) The following table sets forth the purchase of Common Stock of the Issuer (totaling 164,500 shares) made by Mr. Bregman from September 17, 2003 through November 18, 2003. All such sales were made in open market transactions on the American Stock Exchange:

                                   Number of       Average
                  Date of           Shares        Price Per
                Transaction        Purchased        Share
                -----------        ---------      ---------
               ---------------------------------------------
               11/17/03               700           $5.590
               ---------------------------------------------
               11/14/03             3,600           $5.550
               ---------------------------------------------
               11/13/03            11,700           $5.683
               ---------------------------------------------
               11/11/03             3,100           $5.019
               ---------------------------------------------
               11/10/03             3,000           $5.010
               ---------------------------------------------
               11/07/03             5,000           $5.000
               ---------------------------------------------
               11/06/03            84,000           $5.000
               ---------------------------------------------
               11/04/03               500           $5.200
               ---------------------------------------------
               10/31/03               200           $4.950
               ---------------------------------------------
               10/23/03             5,300           $4.977
               ---------------------------------------------
               10/21/03               200           $4.700
               ---------------------------------------------
               10/20/03             7,800           $4.600
               ---------------------------------------------
               10/15/03             1,300           $4.700
               ---------------------------------------------
               10/10/03             1,000           $4.791
               ---------------------------------------------
               10/09/03             6,000           $4.965
               ---------------------------------------------
               10/07/03             2,000           $4.700
               ---------------------------------------------
               10/06/03             1,100           $4.797
               ---------------------------------------------
               10/02/03             2,900           $4.598
               ---------------------------------------------
               10/01/03             5,100           $4.495
               ---------------------------------------------
               09/26/03             9,000           $4.000
               ---------------------------------------------
               09/22/03             1,000           $4.050
               ---------------------------------------------
               09/18/03             5,000           $4.000
               ---------------------------------------------
               09/17/03             5,000           $3.900
               ---------------------------------------------

            (d) Not applicable.

            (e) Note applicable.

Item 6.     Contracts, Arrangements, Undertakings or
            Relationships With Respect to Securities of the Issuer
            ------------------------------------------------------

            None.

Item 7.     Material to be filed as Exhibits
            --------------------------------

            None.

                                                              Page 4 of 5 pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date: November 19, 2003


                                                /s/ Lior Bregman
                                                -----------------------------
                                                Lior Bregman











                                                              Page 5 of 5 pages